EXHIBIT A
to
Fund Services Agreement

List of Funds

Fund Name	Effective Date	End Date of Initial Term
Toreador International Fund	December 1, 2015	April 30, 2018
Toreador Core Fund	December 1, 2015	April 30, 2018
Toreador Explorer Fund	December 1, 2015	April 30, 2018
Toreador Select Fund	February 18, 2016	April 30, 2018